EXHIBIT 99.134

FOR IMMEDIATE RELEASE

High Tide to Announce Fourth Quarter and Full Fiscal Year 2020 Financial Results

Calgary, AB, February 18, 2021 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (TSXV:HITI) (OTCQB:HITIF) (Frankfurt:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories will release its financial and operational results for the quarter and year ended October 31, 2020 after market close on March 1, 2021. High Tide's fourth quarter and year ended October 31, 2020 financial and operational results will be available on SEDAR and on the Company's website at www.hightideinc.com/invest.

Following the release of its fourth quarter and year ended October 31, 2020 financial and operational results, High Tide will host a conference call with Raj Grover, President and Chief Executive Officer, and Rahim Kanji, Chief Financial Officer, at 8:30 AM Eastern Time on March 2, 2021. The conference call will discuss High Tide's fourth quarter and year ended October 31, 2020 financial and operational results and updates on the Company's plans for 2021.

Dial-In Information

US/CANADA Participant Toll-Free Dial-In Number: (833) 570-1148

US/CANADA Participant International Dial-In Number: (914) 987-7095

Conference ID: 7898014

In order to join the conference call, all speakers and participants will be required to provide the Conference ID listed above.

Encore Replay Information (Available until March 9, 2020)

Toll-Free Encore Dial-In Number: (855) 859-2056

Encore Dial-In Number: (404) 537-3406

Conference ID: 7898014

In addition to the toll-free number listed above, participants can also dial (800) 585-8367 to access Encore.

Guidance on Fourth Quarter and Full Fiscal Year 2020 Financial Results

At the request of the Underwriters (as defined in the Company’s news release dated February 2, 2021), the Company is pleased to provide guidance on select financial results for the fiscal fourth quarter and year ended October 31, 2020. For the fiscal fourth quarter of 2020 the Company expects to report revenue that is ahead of the range of analysts’ estimates of $23.3 million and $24.2 million, and gross margin percentage consistent with the percentage realized during the first nine months of the fiscal year. For the full year ended October 31, 2020 the Company expects to report revenue that is ahead of the range of analysts’ estimates of $79.7 million and $80.6 million.

Important Information Regarding Financial Results Cited

The preliminary estimated financial results and other data for the fourth quarter and fiscal year ended October 31, 2020 set forth above are forward-looking information, unaudited and subject to the completion of the Company's financial closing procedures. This data has been prepared by, and is the responsibility of, the Company's management. High Tide's independent registered public accounting firm, Ernst & Young LLP, does not express an opinion or any other form of assurance with respect to the preliminary estimated financial results. The Company currently expects that its final results will be consistent with the estimates set forth above, but such estimates are preliminary and High Tide's actual results of operations and other data could differ materially from these estimates due to the completion of final adjustments and other developments that may arise between now and the time such consolidated financial statements for the year ended October 31, 2020 are released.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 70 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws ("forward-looking statements"). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "achieve", "could", "believe", "plan", "intend", "objective", "continuous", "ongoing", "estimate", "outlook", "expect", "project" and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions "may" or "will" occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of High Tide at the date the statements are made based on information then available to High Tide. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of High Tide, which may cause High Tide's actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide has no obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

High Tide Inc.
Vahan Ajamian

Vice President, Capital Markets

ir@hightideinc.com

Tel. 1 (403) 770-9435; extension 116

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